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                 July 9, 2021

       Robert Easter
       Chief Executive Officer
       Holiday Lifestyle Fund I
       169 Griffin Boulevard, Suite 106
       Panama City, Florida 32413

                                                        Re: Holiday Lifestyle
Fund I
                                                            Registration
Statement on Form 1-A
                                                            Filed July 2, 2021
                                                            File No. 024-11571

       Dear Mr. Easter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or Jonathan Burr at 202-551-5833 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction